Plastec Technologies, Ltd.

PLASTEC TECHNOLOGIES, LTD. REPORTS UNAUDITED
FISCAL 2011 THIRD QUARTER AND NINE MONTH FINANCIAL RESULTS
FOR ITS OPERATING SUBSIDIARY

FY 2011 Q3 Financial Highlights
•	Record sales of $42.0 million, an increase of 42.8% year over year
•	Gross margin of 19.9% compared to 16.1%
•	EBITDA of $10.4 million, up 54.4% year over year
•	Net income of $5.6 million, or $0.69 per diluted share

Fiscal 2011 Nine Month Financial Highlights
•	Sales of $128.3 million, an increase of 40.1% year over year
•	Gross margin of 19.6% compared to 17.8%
•	EBITDA of $31.2 million, up 41.7% year over year
•	Net income of $16.0 million, an increase of 274.0% year over year
•	Diluted earnings per share of $2.15
•	$24.8 million cash generated from operations for the nine months ended January 31, 2011

Hong Kong – April 13, 2011 – Plastec Technologies, Ltd. (OTCBB: PLTYF, PLTEF, PLTWF) (the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiary, Plastec International Holdings Limited (“Plastec”), today reported interim, unaudited financial results for the Company’s fiscal 2011 third quarter and nine months ended January 31, 2011.

See attached tables at the end of this release in Hong Kong Dollars (HKD).  All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8 (see table below).

Plastec Technologies, Ltd.
Selected Financial Statements in USD ($ in 000s)

	3 months ended	3 months ended	9 months ended	9 months ended
	1/31/2011	1/31/2010	1/31/2011	1/31/2010

Sales	$42,048	$29,442	$128,279	$91,541
Cost of Revenues	$33,674	$24,702	$103,115	$75,213
Gross Profit	$8,374	$4,740	$25,164	$16,328
Gross Profit Ratio	19.9%	16.1%	19.6%	17.8%
Income from operations	$6,215	$(2,064)	$18,206	$5,553

Net Income	$5,606	$(2,480)	$15,977	$4,272
Diluted EPS	$0.69	$(0.35)	$2.15	$0.61
EBITDA	$10,443	$6,762	$31,183	$22,010

Plastec Technologies, Ltd.	Page 2
April 13, 2011

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “We are very pleased with our growth during the quarter.  We have continued to benefit from our existing long-term customer relationships, particularly with one company in the educational toy business that launched a new, highly specialized plastic toy in January 2011.  Plastec was the manufacturer for this complicated, “first run” product line.  A number of these customers have indicated their optimistic forecast for coming years, and we have benefitted by providing our high-quality precision plastic molding services for these new product lines.  Despite a number of our competitors having struggled in recent years due to a difficult global economic environment, we have remained profitable. Our financial position is very strong, with approximately $28.3 million in cash as of January 31, 2011, and a continued record of generating free cash flow while still regularly investing in our business.”

Mr. Sze-To continued, “We currently are operating at capacity and expect to complete expansion of our largest facility in Shenzhen by September 2011, which will increase our manufacturing capabilities by 20%.  In addition to our leading market position in consumer electronics, we also are continuing to look at potential acquisition possibilities in new markets that require high-quality, specialized plastic injection services, such as medical devices or automotive parts.  ”

Fiscal 2011 Third Quarter and Nine Month Financial Review

•
The Company’s total sales for the three months ended January 31, 2011 increased 42.8% to $42.0 million from $29.4 million.  Plastec’s sales grew during the period largely as a result of increased sales from its existing larger client base (primarily leading, international brand manufacturers and OEMs of consumer electronics, telecommunication and precision plastic toys).  Plastec’s top 5 customers account for approximately 75.1% of its revenues, and all have long-standing customer relationships with Plastec, averaging approximately 5 years.  For the nine months ended January 31, 2011, Plastec’s total sales were $128.3 million, an increase of 40.1% over the $91.5 million reported in the prior-year period.

•
The Company’s gross profit margin improved during the three and nine months ended January 31, 2011, due to a higher average price for its products, partially offset by increases in wages and raw material costs.  As a percentage of total sales, overall gross margin improved to 19.9% for the three months ended January 31, 2011, up from 16.1% in the prior-year period.  Gross margin was 19.6% and 17.8% for the nine months ended January 31, 2011, and January 31, 2010, respectively.

•
EBITDA for the three months ended January 31, 2011, increased 54.4% to $10.4 million from $6.8 million in the prior three-month period, and 41.7% to $31.2 million in the first nine months of fiscal 2011 from $22.0 million in the prior-year period.  A table reconciling EBITDA to net income can be found at the end of this release.

•
Net income for the three months ended January 31, 2011 was $5.6 million, or $0.69 per share based on a weighted average number of diluted shares outstanding of 8.2 million, compared to a net loss of $2.5 million, or $0.35 per share based on 7.1 million weighted average number of diluted shares, in the prior-year period.  The primary reason for the net loss in the prior-year period was significantly higher administrative expenses pertaining to a onetime loss on disposal of fixed assets related to the closure of an older manufacturing plant in December 2009 for approximately $5 million.  For the nine months ended January 31, 2011, net income was $16.0 million, or $2.15 per share based on a weighted average number of diluted shares outstanding of 7.4 million, compared to $4.3 million, of $0.61 per share based on 7.1 million weighted average number of diluted shares, in the prior-year period.

Plastec Technologies, Ltd.	Page 3
April 13, 2011

Balance Sheet Highlights
As of January 31, 2011, the Company had cash and cash equivalents of $28.3 million; working capital of $22.9 million, total bank borrowings of $24.0 million, and shareholders’ equity of $94.6 million.

About Plastec
Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries.  With over 4,600 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (over 159,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China.  Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements
This press release contains “forward-looking statements.”  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

### #### ###

CONTACT:
Plastec Technologies, Ltd.
Eli D. Scher
Director
eli@plastec.com.hk

HL Ning
Chief Financial Officer
ning@plastec.com.hk

INVESTOR RELATIONS:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606
aprior@equityny.com

Katherine Yao
Account Executive
kyao@equityny.com

Plastec Technologies, Ltd.	Page 4
April 13, 2011

Plastec Technologies, Ltd.
Unaudited Consolidated Statements of Income and Comprehensive Income

	For the 3 months ended				For the 9 months ended
	January 31,				January 31,
	2011		2010		2011		2010
	HK$'000 (except per share amounts)		HK$'000 (except per share amounts)		HK$'000 (except per share amounts)		HK$'000 (except per share amounts)
Revenues		327,976		229,648		1,000,578		714,017
Cost of revenues		(262,661)		(192,679)		(804,296)		(586,661)
Gross profit		65,315		36,969		196,282		127,356

Selling, general and administrative expenses		(20,882)		(15,257)		(57,990)		(46,928)
Other income, net		4,075		1,244		4,670		2,736
Loss on disposal of property, plant and equipment		(28)		(39,055)		(956)		(39,852)
Income from operations		48,480		(16,099)		142,006		43,312

Interest expense, net		(454)		(690)		(4,417)		(2,104)
Income before income tax expense		48,026		(16,789)		137,589		41,208

Income tax expense		(4,298)		(2,557)		(12,968)		(7,890)
Net income attributable to Plastec Technologies, Ltd.		43,728		(19,346)		124,621		33,318

Other comprehensive income (loss)
Net income (loss)		43,728		(19,346)		124,621		33,318
Foreign currency translation difference		(35)		1,410		218		1,702
Comprehensive income (loss) attributable to Plastec Technologies, Ltd.		43,693		(17,936)		124,839		35,020

Weighted average number of ordinary shares		8,174,291		7,054,583		7,427,819		7,054,583
Weighted average number of diluted ordinary shares		8,174,291		7,054,583		7,427,819		7,054,583
Basic earnings/(losses) per share attributable to Plastec Technologies, Ltd.	HK$	5.35	HK$	(2.74)	HK$	16.78	HK$	4.72

Diluted earnings/(losses) per share attributable to Plastec Technologies, Ltd.	HK$	5.35	HK$	(2.74)	HK$	16.78	HK$	4.72

Plastec Technologies, Ltd.	Page 5
April 13, 2011

Plastec Technologies, Ltd.
Unaudited Consolidated Balance Sheets
	As of January 31, 2011	As of April 30, 2010
	HK$’000	HK$’000
ASSETS

Current Assets
Cash and cash equivalents	220,514	151,304
Trade receivables, less allowance for doubtful amounts of HK$ nil as of January 31, 2011 and April 30, 2010	267,525	242,097
Inventories	125,437	74,298
Deposits, prepayment and other receivables	8,641	11,714
Total current assets	622,117	479,413

Property, plant and equipment, net	535,005	458,725
Prepaid lease payments, net	26,643	27,934
Other assets	12,649	11,420

Total assets	1,196,414	977,492

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank borrowings	186,985	113,976
Capital leases	7,145	9,762
Trade payables	143,166	136,014
Other payables and accruals	69,571	52,244
Tax payable	36,252	18,678
Dividend payable	-	60,000
Total current liabilities	443,119	390,674

Capital leases	572	5,570
Deferred tax liabilities	15,156	15,156

Total liabilities	458,847	411,400

Commitments and contingencies

Shareholders’ equity
Preferred shares (US$0.001 par value; 1,000,000 shares authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 9,246,351 and 7,054,583 shares issued and outstanding as of January 31, 2011 and April 30, 2010 respectively)	72	55
Additional paid-in capital	170,032	113,413
Accumulated other comprehensive income	8,106	7,888
Retained earnings	559,357	444,736
Total Plastec Technologies, Ltd. shareholders’ equity	737,567	566,092

Total liabilities and shareholders’ equity	1,196,414	977,492

Plastec Technologies, Ltd.	Page 6
April 13, 2011

Plastec Technologies, Ltd.
Unaudited Consolidated Statements of Cash Flows
	For the 9 months ended
	January 31,
	2011	2010
	HK$'000	HK$'000
Operating activities:
Net income	124,621	33,318
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	104,933	91,250
Gain on disposal of prepaid lease payments	(3,798)	-
Loss on disposal of property, plant and equipment	956	39,852
Unrealized loss on derivative financial instruments	2,288	-
Changes in operating assets and liabilities:
Trade receivables	(25,428)	(49,768)
Inventories	(51,139)	(2,130)
Deposits, prepayment and other receivables	3,073	(1,727)
Trade payables	7,152	5,091
Other payables and accruals	13,516	12,100
Tax payables	17,574	612

Net cash provided by operating activities	193,748	128,598

Investing activities:
Purchase of property, plant and equipment	(171,511)	(120,379)
Proceeds from disposal of prepaid lease payments	3,926	-
Proceeds from disposal of property, plant and equipment	1,925	-
Deposits for purchase of property, plant and equipment	(12,650)	(4,603)

Net cash used in investing activities	(178,310)	(124,982)

Financing activities:
Net cash inflow from the Merger transaction	58,160	-
Proceeds from bank borrowings	376,019	172,601
Repayment of bank borrowings	(303,010)	(142,497)
Repayment of capital leases	(7,615)	(15,232)
Dividends paid	(70,000)	(20,000)

Net cash provided by/(used in) financing activities	53,554	(5,128)

Net increase (decrease) in cash and cash equivalents	68,992	(1,512)
Cash and cash equivalents, beginning of period	151,304	95,039
Effect of exchange rate changes on cash and cash equivalents	218	1,676

Cash and cash equivalents, end of period	220,514	95,203

Supplemental disclosure of cash flow information:

Income taxes paid	4,606	7,277

Interest paid	2,205	2,148

Plastec Technologies, Ltd.	Page 7
April 13, 2011

Plastec Technologies, Ltd.
Reconciliation of Non-GAAP financial measure

A reconciliation of EBITDA to net income is provided below

	For the 3 months ended		For the 9 months ended
	January 31,		January 31,
	2011	2010	2011	2010
	HKD'000	HKD'000	HKD'000	HKD'000

Net Income *	39,681	18,465	120,907	70,434
Plus: Interest expense, net	454	690	4,417	2,104
Plus: Income tax expense	4,298	2,557	12,968	7,890

Income from opearations	44,433	21,712	138,292	80,428

Plus: depreciation and amortization	37,021	31,030	104,933	91,250

EBITDA	81,454	52,742	243,225	171,678

* excl.other incomes

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards.  Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance.  EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions.